FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending July 13, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned persons arising from the purchase of Ordinary Shares at a price of GBP15.34 per Ordinary Share on 11 July 2006 through the Company's ShareReward Plan ("the Plan") which the undermentioned persons entered on 5 October 2001:

Mr J S Heslop       Acquisition of 8 Ordinary Shares under the partnership
                    element of the Plan (personal contribution)

                    Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr R Bondy          Acquisition of 8 Ordinary Shares under the partnership
                    element of the Plan (personal contribution)

                    Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr D Learmouth      Acquisition of 8 Ordinary Shares under the partnership
                    element of the Plan (personal contribution)

                    Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr A P Witty        Acquisition of 8 Ordinary Shares under the partnership
                    element of the Plan (personal contribution)

                    Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

The above named individuals and the Company were advised of this information on 12 July 2006.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

13 July 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 13, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc